Filed Pursuant to Rule 433
Registration No. 333-223208
February 5, 2019
FREE WRITING PROSPECTUS
(To Prospectus dated February 26, 2018,
Prospectus Supplement dated February 26, 2018 and
ETF Underlying Supplement dated February 26, 2018)

HSBC USA Inc.

10% Limited Loss Digital Notes



Linked to the iShares® MSCI ACWI ETF (the "Reference Asset")

► Digital Upside Return of at least 13.25% (to be determined on the Pricing Date) if the Final Price of the Reference Asset is greater than or equal to its Initial Price

► 1:1 exposure to any decrease in the level of the Reference Asset, subject to the Minimum Settlement Value of at least $900.00 (equal to at least 90.00% of the Principal Amount per note) (to be determined on the Pricing Date)

► Approximately 2 year maturity

► All payments on the notes are subject to the credit risk of HSBC USA Inc.

The 10% Limited Loss Digital Notes (each a "note" and collectively the "notes") offered hereunder will not be listed on any U.S. securities exchange or automated quotation system. The notes will not bear interest.

Neither the U.S. Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying prospectus, prospectus supplement or ETF Underlying Supplement. Any representation to the contrary is a criminal offense. We have appointed HSBC Securities (USA) Inc., an affiliate of ours, as the agent for the sale of the notes. HSBC Securities (USA) Inc. will purchase the notes from us for distribution to other registered broker-dealers or will offer the notes directly to investors. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any notes after their initial sale. Unless we or our agent inform you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates is being used in a market-making transaction. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus.

Investment in the notes involves certain risks. You should refer to "Risk Factors" beginning on page FWP-7 of this document, page S-1 of the accompanying prospectus supplement and page S-1 of the accompanying ETF Underlying Supplement.

The Estimated Initial Value of the notes on the Pricing Date is expected to be between $960 and $995 per note, which will be less than the price to public. The market value of the notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" on page FWP-4 and "Risk Factors" beginning on page FWP-7 of this document for additional information.

	Price to Public	Underwriting Discount[1]	Proceeds to Issuer
Per note	$1,000		
Total			

[1] HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50%. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page FWP-15 of this free writing prospectus

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

HSBC

Indicative Terms[1]

Principal Amount	$1,000 per note
Term	Approximately 2 years
Reference Asset	The iShares® MSCI ACWI ETF (Ticker: "ACWI")
Digital Upside Return	At least 13.25% (to be determined on the Pricing Date)
Minimum Settlement Value	At least $900.00 per note (at least 90.00% of the Principal Amount per note) (to be determined on the Pricing Date)
Reference Return	Final Price – Initial Price / Initial Price
Payment at Maturity	On the Maturity Date, for each note, we will pay you the Final Settlement Value
Final Settlement Value	If the Final Price is equal to or greater than the Initial Price: $1,000 + ($1,000 × Digital Upside Return); If the Final Price is less than the Initial Price: $1,000 + ($1,000 × Reference Return), subject to the Minimum Settlement Value. If the Final Price is less than the Initial Price, you will lose a portion (up to 10.00%) of your investment. All payments on the notes are subject to the credit risk of HSBC.
Initial Price	The Official Closing Price of the Reference Asset on the Pricing Date
Final Price	The Official Closing Price of the Reference Asset on the Final Valuation Date
Pricing Date	February 19, 2019
Trade Date	February 19, 2019
Original Issue Date	February 22, 2019
Final Valuation Date[2]	February 17, 2021
Maturity Date[2]	February 22, 2021
CUSIP/ISIN	40435UFW9 / US40435UFW99

The Notes

HSBC 10% Limited Loss Digital Notes (the "notes") are designed for investors who believe the Reference Asset will appreciate moderately over the term of the notes.

If the Final Price is greater than or equal to the Initial Price, your return on the notes will equal the Digital Upside Return of at least 13.25% (to be determined on the Pricing Date), subject to the credit risk of HSBC. The potential return on the notes is limited to the Digital Upside Return even if the Reference Return exceeds the Digital Upside Return.

If the level of the Reference Asset decreases, you will lose 1% of your investment for every 1% decrease in the level of the Reference Asset, subject to the Minimum Settlement Value of at least $900.00 per note (to be determined on the Pricing Date). Due to the Minimum Settlement Value, investors will receive at least $900.00 per note at maturity regardless of the Reference Asset performance, subject to the credit risk of HSBC.



[1] As more fully described on page FWP-4.
[2] Subject to adjustment as described under "Additional Terms of the Notes" in the accompanying ETF Underlying Supplement.

Payoff Example

The table at right shows the hypothetical payout profile of an investment in the notes reflecting a Digital Upside Return of 13.25% and a Minimum Settlement Value of $900.00 per note (equal to 90.00% of the Principal Amount per note).

Reference Return	Participation in Reference Return	Note Return
50.00% 25.00% 10.00% 5.00%	Digital Upside Return	13.25% 13.25% 13.25% 13.25%
-1.00% -5.00% -7.00% -10.00%	1:1 downside exposure	-1.00% -5.00% -7.00% -10.00%
-11.00% -15.00% -25.00% -50.00%	Minimum Settlement Value	-10.00% -10.00% -10.00% -10.00%

Information about the Reference Asset

The ACWI seeks to provide investment results that, before fees and expenses, correspond generally to the price and yield performance of the MSCI ACWI Index (the "Underlying Index"). The returns of the Reference Asset may be affected by certain management fees and other expenses, which are detailed in its prospectus.

The Underlying Index is intended to measure the performance of large- and mid-capitalization developed and emerging market equities. As of January 31, 2019, the Underlying Index consisted of 23 developed market and 24 emerging market component country indices.



The graph above illustrates the performance of the Reference Asset from January 1, 2008 through February 4, 2019, as reported on Bloomberg Professional® Service. Past performance is not necessarily an indication of future results. For further information on the Reference Asset, please see "Information Relating to the Reference Asset" on page FWP-13 of this free writing prospectus. We have derived all disclosure regarding the Reference Asset from publicly available information. Neither HSBC USA Inc. nor any of its affiliates have undertaken any independent review of, or made any due diligence inquiry with respect to, the publicly available information about the Reference Asset or the Underlying Index.

HSBC USA Inc.
10% Limited Loss Digital Notes



Linked to the iShares® MSCI ACWI ETF

This free writing prospectus relates to a single offering of 10% Limited Loss Digital Notes. The notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement and ETF Underlying Supplement. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. **You should be willing to forgo interest and dividend payments during the term of the notes and, if the Final Price is less than the Initial Price, you will lose a portion of your Principal Amount.**

This free writing prospectus relates to an offering of notes linked to the performance of the iShares® MSCI ACWI ETF (the "Reference Asset"). The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. linked to the Reference Asset as described below. The following key terms relate to the offering of notes:

Issuer:	HSBC USA Inc.
Principal Amount:	$1,000 per note
Reference Asset:	The iShares® MSCI ACWI ETF (Ticker: ACWI)
	The Reference Asset seeks investment results that generally correspond (before fees and expenses) to the price and yield of the MSCI ACWI Index (the "Underlying Index").
Trade Date:	February 19, 2019
Pricing Date:	February 19, 2019
Original Issue Date:	February 22, 2019
Final Valuation Date:	February 17, 2021, is subject to adjustment as described under "Additional Terms of the Notes—Valuation Dates" in the accompanying ETF Underlying Supplement.
Maturity Date:	3 business days after the Final Valuation Date, which is expected to be February 22, 2021. The Maturity Date is subject to adjustment as described under "Additional Terms of the Notes—Coupon Payment Dates, Call Payment Dates and Maturity Date" in the accompanying ETF Underlying Supplement.
Digital Upside Return:	At least 13.25% (to be determined on the Pricing Date)
Minimum Settlement Value:	At least $900.00 per note (at least 90.00% of the Principal Amount per note) (to be determined on the Pricing Date)
Reference Return:	The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Price} - \text{Initial Price}}{\text{Initial Price}}$$

Payment at Maturity:	On the Maturity Date, for each note, we will pay you the Final Settlement Value.
Final Settlement Value:	***If the Final Price is greater than or equal to the Initial Price,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: $1,000 + ($1,000 × Digital Upside Return). ***If the Final Price is less than the Initial Price,*** you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to: $1,000 + ($1,000 × Reference Return), subject to the Minimum Settlement Value. Under these circumstances, you will lose 1.00% of the Principal Amount of your notes for each 1.00% that the Final Price is below the Initial Price, subject to the Minimum Settlement Value. For example, if the Reference Return is –5.00%, you will suffer a 5.00% loss and receive 95.00% of the Principal Amount. **If the Final Price is less than the Initial Price, you will lose some or a portion (up to 10.00%) of your investment. All payments on the notes are subject to the credit risk of HSBC.**
Initial Price:	The Official Closing Price of the Reference Asset on the Pricing Date.
Final Price:	The Official Closing Price of the Reference Asset on the Final Valuation Date.
Form of Notes:	Book-Entry
Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.
CUSIP/ISIN:	40435UFW9 / US40435UFW99
Estimated Initial Value:	The Estimated Initial Value of the notes will be less than the price you pay to purchase the notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date. See "Risk Factors — The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any."

The Trade Date, the Pricing Date and the other dates set forth above are subject to change, and will be set forth in the final pricing supplement relating to the notes.

GENERAL

This free writing prospectus relates to an offering of notes linked to the Reference Asset. The purchaser of a note will acquire a senior unsecured debt security of HSBC USA Inc. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the offering of notes relates to the Reference Asset, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any stocks included in the Underlying Index or as to the suitability of an investment in the notes.

You should read this document together with the prospectus dated February 26, 2018, the prospectus supplement dated February 26, 2018 and the ETF Underlying Supplement dated February 26, 2018. If the terms of the notes offered hereby are inconsistent with those described in the accompanying prospectus, prospectus supplement or ETF Underlying Supplement, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Risk Factors" beginning on page FWP-7 of this free writing prospectus, page S-1 of the prospectus supplement and page S-1 of the ETF Underlying Supplement, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus, prospectus supplement and ETF Underlying Supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement and ETF Underlying Supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement and ETF Underlying Supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

▸ The ETF Underlying Supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014329/v403640_424b2.htm

▸ The prospectus supplement at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010762/tv486944_424b2.htm

▸ The prospectus at: https://www.sec.gov/Archives/edgar/data/83246/000114420418010720/tv487083_424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any material changes to the terms of the notes, we will notify you.

PAYMENT AT MATURITY

On the Maturity Date, for each note you hold, we will pay you the Final Settlement Value, which is an amount in cash, as described below:

If the Final Price is greater than or equal to the Initial Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:

$1,000 + ($1,000 × Digital Upside Return).

If the Final Price is less than the Initial Price, you will receive a cash payment on the Maturity Date, per $1,000 Principal Amount, equal to:

$1,000 + ($1,000 × Reference Return), subject to the Minimum Settlement Value.

Under these circumstances, you will lose 1.00% of the Principal Amount of your notes for each 1.00% that the Final Price is below the Buffer Price, subject to the Minimum Settlement Value. For example, if the Reference Return is –5.00%, you will suffer a 5.00% loss and receive 95.00% of the Principal Amount. If the Final Price is less than the Initial Price, you will lose some or a portion (up to 10.00%) of your investment. All payments on the notes are subject to the credit risk of HSBC.

Interest

The notes will not pay interest.

Calculation Agent

We or one of our affiliates will act as calculation agent with respect to the notes.

Reference Issuer

iShares, Inc. is the reference issuer.

INVESTOR SUITABILITY

The notes may be suitable for you if:

▸ You seek an investment with a return linked to the potential positive performance of the Reference Asset and you believe the price of the Reference Asset will increase moderately over the term of the notes.

▸ You are willing to invest in the notes based on the Digital Upside Return of at least 13.25% (to be determined on the Pricing Date), which will limit your return at maturity.

▸ You are willing to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Final Price is below the Initial Price, subject to the Minimum Settlement Value of at least $900.00 (equal to at least 90.00% of the Principal Amount per note)(to be determined on the Pricing Date).

▸ You are willing to forgo dividends or other distributions paid to holders of the Reference Asset or the stocks held by the Reference Asset.

▸ You are willing to accept the risk and return profile of the notes versus a conventional debt note with a comparable maturity issued by HSBC or another issuer with a similar credit rating.

▸ You do not seek current income from your investment.

▸ You do not seek an investment for which there is an active secondary market.

▸ You are willing to hold the notes to maturity.

▸ You are comfortable with the creditworthiness of HSBC, as Issuer of the notes.

The notes may not be suitable for you if:

▸ You believe the Reference Return will be negative or that the Reference Return will be positive and exceed the Digital Upside Return.

▸ You are unwilling to invest in the notes based on the Digital Upside Return of at least 13.25% (to be determined on the Pricing Date), which will limit your return at maturity.

▸ You are unwilling to make an investment that is exposed to the negative Reference Return on a 1-to-1 basis for each percentage point that the Final Price is below the Initial Price, subject to the Minimum Settlement Value of at least $900.00 (equal to at least 90.00% of the Principal Amount per note)(to be determined on the Pricing Date).You seek an investment that provides full return of principal.

▸ You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.

▸ You prefer to receive the dividends or other distributions paid to the holders of the Reference Asset or the stocks held by the Reference Asset.

▸ You seek current income from your investment.

▸ You seek an investment for which there will be an active secondary market.

▸ You are unable or unwilling to hold the notes to maturity.

▸ You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the notes.

RISK FACTORS

We urge you to read the section "Risk Factors" beginning on page S-1 of the accompanying prospectus supplement and on page S-1 of the accompanying ETF Underlying Supplement. Investing in the notes is not equivalent to investing directly in the Reference Asset or any of the stocks included in the Underlying Index. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisors, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying, prospectus, prospectus supplement and ETF Underlying Supplement.

In addition to the risks discussed below, you should review "Risk Factors" in the accompanying prospectus supplement and ETF Underlying Supplement including the explanation of risks relating to the notes described in the following sections:

▸ "— Risks Relating to All Note Issuances" in the prospectus supplement;
▸ "— General Risks Related to Index Funds" in the ETF Underlying Supplement;
▸ "— Securities Prices Generally Are Subject to Political, Economic, Financial, and Social Factors that Apply to the Markets in which They Trade and, to a Lesser Extent, Foreign Markets" in the ETF Underlying Supplement; and
▸ "— Time Differences Between the Domestic and Foreign Markets and New York City May Create Discrepancies in the Trading Level or Price of the Notes" in the ETF Underlying Supplement.

You will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Your investment in the notes may result in a loss.

You will be exposed to the decline in the Final Price from the Initial Price on a 1:1 basis. Accordingly, if the Final Price is less than the Initial Price, your Payment at Maturity will be less than the Principal Amount of your notes. You will lose some or a portion (up to 10.00%) of your investment at maturity if the Reference Return is negative. All payments on the notes are subject to the credit risk of HSBC.

The appreciation on the notes is limited by the Digital Upside Return.

Your potential return on the notes is limited to the Digital Upside Return, regardless of the appreciation of the Reference Asset. You will not receive a return on the notes greater than the Digital Upside Return, and your return on the notes may be less than it would be on a direct investment in the Reference Asset.

The Minimum Settlement Value applies only at maturity.

You should be willing to hold your notes to maturity. The market value of the notes may fluctuate between the date you purchase them and the Final Valuation Date. If you are able to sell your notes prior to maturity in the secondary market, if any, you may have to sell them for less than the Minimum Settlement Value even if the price of the Reference Asset at such time is greater than 90.00% of its Initial Price.

The amount payable on the notes is not linked to the price of the Reference Asset at any time other than on the Final Valuation Date.

The Final Price will be based on the Official Closing Price of the Reference Asset on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the price of the Reference Asset appreciates during the term of the notes other than on the Final Valuation Date but then decreases on the Final Valuation Date to a price that is less than the Initial Price, the Payment at Maturity may be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the price of the Reference Asset prior to such decrease. Although the actual price of the Reference Asset on the Maturity Date or at other times during the term of the notes may be higher than the Final Price, the Payment at Maturity will be based solely on the Official Closing Price of the Reference Asset on the Final Valuation Date.

Credit risk of HSBC USA Inc.

The notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the notes.

The notes will not bear interest.

As a holder of the notes, you will not receive interest payments.

Owning the notes is not the same as owning the Reference Asset or the stocks included in the Underlying Index.

The return on your notes may not reflect the return you would realize if you actually owned the Reference Asset or stocks included in the Underlying Index. As a holder of the notes, you will not have voting rights or rights to receive dividends or other distributions or other rights as would holders of the Reference Asset or the stocks included in the Underlying Index.

Changes that affect the Reference Asset or the Underlying Index may affect the price of the Reference Asset and the market value of the notes and the amount you will receive at maturity.

The policies of the reference issuer or MSCI Inc. (the "Index Sponsor"), the index sponsor of the Underlying Index, concerning additions, deletions and substitutions of the constituents comprising the Reference Asset or the Underlying Index, as applicable, and the manner in which the reference issuer or the Index Sponsor takes account of certain changes affecting those constituents included in the Reference Asset or the Underlying Index may affect the price of the Reference Asset. The policies of the reference issuer or the Index Sponsor with respect to the calculation of the Reference Asset or the Underlying Index, as applicable, could also affect the price of the Reference Asset. The reference issuer or the Index Sponsor may discontinue or suspend calculation or dissemination of the Reference Asset or the Underlying Index, as applicable. Any such actions could affect the price of the Reference Asset and the value of the notes.

The notes are not insured or guaranteed by any governmental agency of the United States or any other jurisdiction.

The notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the notes.

The Estimated Initial Value of the notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the notes in the secondary market, if any.

The Estimated Initial Value of the notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the notes to be more favorable to you. We will determine the value of the embedded derivatives in the notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your notes in the secondary market (if any exists) at any time.

The price of your notes in the secondary market, if any, immediately after the Pricing Date will be less than the price to public.

The price to public takes into account certain costs. These costs, which will be used or retained by us or one of our affiliates, include the our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the notes and the costs associated with structuring and hedging our obligations under the notes. If you were to sell your notes in the secondary market, if any, the price you would receive for your notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the price of the Reference Asset and changes in market conditions, and cannot be predicted with accuracy. The notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the notes to maturity. Any sale of the notes prior to maturity could result in a loss to you.

If we were to repurchase your notes immediately after the Original Issue Date, the price you receive may be higher than the Estimated Initial Value of the notes.

Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 6 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the notes and other costs in connection with the notes that we will no longer expect to incur over the term of the notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the notes and any agreement we may have with the distributors of the notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the notes based on changes in market conditions and other factors that cannot be predicted.

The notes lack liquidity.

The notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. is not required to offer to purchase the notes in the secondary market, if any exists. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the notes.

Potential conflicts of interest may exist.

An affiliate of HSBC has a minority equity interest in the owner of an electronic platform, through which we may make available certain structured investments offering materials. HSBC and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Uncertain tax treatment.

We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the notes until maturity.

For a discussion of the U.S. federal income tax consequences of your investment in a note, please see the discussion under "U.S. Federal Income Tax Considerations" herein and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

Risks associated with non-U.S. companies.

The value of the Reference Asset depends, in part, upon the stocks of non-U.S. companies, and thus involves risks associated with the home countries of those non-U.S. companies. The prices of these non-U.S. stocks may be affected by political, economic, financial and social factors in the home country of each applicable company, including changes in that country's government, economic and fiscal policies, currency exchange laws or other laws or restrictions, which could affect the value of the notes. These foreign securities may have less liquidity and could be more volatile than many of the securities traded in U.S. or other securities markets. Direct or indirect government intervention to stabilize the relevant foreign securities markets, as well as cross shareholdings in foreign companies, may affect trading levels or prices and volumes in those markets. The other special risks associated with foreign securities may include, but are not limited to: less liquidity and smaller market capitalizations; less rigorous regulation of securities markets; different accounting and disclosure standards; governmental interference; currency fluctuations; higher inflation; and social, economic and political uncertainties. These factors may adversely affect the performance of the Reference Asset and, as a result, the value of the notes.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities that are held by the Reference Asset are traded in currencies other than U.S. dollars, and your notes are denominated in U.S. dollars, the amount payable on your notes at maturity, if any, will not be adjusted for changes in the exchange rates between the U.S. dollar and the currencies in which these non-U.S. equity securities are denominated. Changes in exchange rates, however, may also reflect changes in the applicable non-U.S. economies that in turn may affect the value of the Reference Asset, and therefore your notes. The amount we pay in respect of your notes on the maturity date, if any, will be determined solely in accordance with the procedures described in this free writing prospectus.

Risks associated with emerging markets.

An investment linked to the Reference Asset involves risks not generally associated with investments which have no emerging market component. In particular, many emerging nations are undergoing rapid change, involving the restructuring of economic, political, financial and legal systems. Regulatory and tax environments may be subject to change without review or appeal. Many emerging markets suffer from underdevelopment of capital markets and tax regulation. The risk of expropriation and nationalization remains a threat. Guarding against such risks is made more difficult by low levels of corporate disclosure and unreliability of economic and financial data.

ILLUSTRATIVE EXAMPLES

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the price of the Reference Asset relative to its Initial Price. We cannot predict the actual Final Price. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical Initial Price used in the table and examples below is not expected to be the actual Initial Price. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Reference Asset or the return on your notes. The Final Settlement Value may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including such a security issued by HSBC. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Reference Returns from -100% to +100%. The following results are based solely on the assumptions outlined below. The "Hypothetical Return on the Notes" as used below is the number, expressed as a percentage, that results from comparing the Final Settlement Value per $1,000 Principal Amount to $1,000. The potential returns described here assume that your notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals. The following table and examples assume the following:

- ▶ Principal Amount: $1,000
- ▶ Hypothetical Initial Price: $100.00
- ▶ Hypothetical Digital Upside Return: 13.25%
- ▶ Hypothetical Minimum Settlement Value: $900.00

The actual Initial Price will be determined on the Pricing Date.

Hypothetical Final Price	Hypothetical Reference Return	Hypothetical Final Settlement Value	Hypothetical Return on the Notes
$200.00	100.00%	$1,132.50	13.25%
$175.00	75.00%	$1,132.50	13.25%
$150.00	50.00%	$1,132.50	13.25%
$140.00	40.00%	$1,132.50	13.25%
$120.00	20.00%	$1,132.50	13.25%
$115.00	15.00%	$1,132.50	13.25%
$113.25	**13.25%**	**$1,132.50**	**13.25%**
$112.00	12.00%	$1,132.50	13.25%
$110.00	10.00%	$1,132.50	13.25%
$105.00	5.00%	$1,132.50	13.25%
$100.00	**0.00%**	**$1,132.50**	**13.25%**
$98.00	-2.00%	$980.00	-2.00%
$96.00	-4.00%	$960.00	-4.00%
$94.00	-6.00%	$940.00	-6.00%
$92.00	-8.00%	$920.00	-8.00%
$90.00	**-10.00%**	**$900.00**	**-10.00%**
$80.00	-20.00%	$900.00	-10.00%
$70.00	-30.00%	$900.00	-10.00%
$60.00	-40.00%	$900.00	-10.00%
$50.00	-50.00%	$900.00	-10.00%
$20.00	-80.00%	$900.00	-10.00%
$0.00	-100.00%	$900.00	-10.00%

The following examples indicate how the Final Settlement Value would be calculated with respect to a hypothetical $1,000 investment in the notes.

Example 1: The price of the Reference Asset increases from the Initial Price of $100.00 to a Final Price of $105.00.

Reference Return:	5.00%
Final Settlement Value:	**$1,132.50**

Because the Final Price is greater than the Initial Price, the Final Settlement Value would be $1,132.50 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Upside Return})$$
$$= \$1,000 + (\$1,000 \times 13.25\%)$$
$$= \$1,132.50$$

Example 1 shows that you will receive the return of your principal investment plus a return equal to the Digital Upside Return when the Reference Asset appreciates.

Example 2: The price of the Reference Asset increases from the Initial Price of $100.00 to a Final Price of $120.00.

Reference Return:	20.00%
Final Settlement Value:	**$1,132.50**

Because the Final Price is greater than the Initial Price, the Final Settlement Value would be $1,132.50 per $1,000 Principal Amount, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Upside Return})$$
$$= \$1,000 + (\$1,000 \times 13.25\%)$$
$$= \$1,132.50$$

Example 2 shows that you will receive the return of your principal investment plus a return equal to the Digital Upside Return when the Reference Asset appreciates, even if the Reference Return exceeds the Digital Upside Return. In these circumstances, your return on the notes would be less than the return on a direct investment in the Reference Asset.

Example 3: The price of the Reference Asset decreases from the Initial Price of $100.00 to a Final Price of $95.00.

Reference Return:	-5.00%
Final Settlement Value:	**$950.00**

Because the Final Level is less than the Initial Level by 5.00% (a Reference Return of -5.00%), the Final Settlement Value would be $950.00, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$
$$= \$1,000 + (\$1,000 \times -5.00\%)$$
$$= \$950.00$$

Example 3 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset over the term of the notes, subject to the Minimum Settlement Value. **If the Final Price is less than the Initial Price, you will lose a portion of your investment.**

Example 4: The price of the Reference Asset decreases from the Initial Price of $100.00 to a Final Price of $60.00

Reference Return:	-40.00%
Final Settlement Value:	**$900.00**

Because the Final Level is less than the Initial Level by 40.00% (a Reference Return of -40.00%), the Final Settlement Value would be $900.00, calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Reference Return})$$
$$= \$1,000 + (\$1,000 \times -40.00\%)$$

= $600.00

Because $600.00 is less than the Minimum Settlement Value of $900.00, the Final Settlement Value will equal the Minimum Settlement Value of $900.00.

Example 4 shows that you are exposed on a 1-to-1 basis to declines in the price of the Reference Asset over the term of the notes, subject to the Minimum Settlement Value. If the Final Price is less than the Initial Price, you will lose a portion (up to 10.00%) of your investment. Subject to the credit risk of HSBC, the Payment at maturity per $1,000 Principal Amount will equal at least $900.00, regardless of the performance of the Reference Asset.

INFORMATION RELATING TO THE REFERENCE ASSET

Description of the ACWI

The iShares® MSCI ACWI ETF (the "Reference Asset") is an investment portfolio maintained and managed by iShares, Inc. ("iShares") and advised by BlackRock Fund Advisors ("BFA"). iShares is a registered investment company that consists of numerous separate investment portfolios, including the Reference Asset. The shares of the Reference Asset are listed and trade on the NYSE Arca under the ticker symbol "ACWI." The returns of the Reference Asset may be affected by certain management fees and other expenses, which are detailed in its prospectus.

Information provided to or filed with the SEC by iShares pursuant to the Securities Act of 1933 and the Investment Company Act of 1940 can be located by reference to SEC file numbers 033-97598 and 811-09102, respectively, through the SEC's website at www.sec.gov.

Investment Objective and Strategy

The Reference Asset seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of the MSCI ACWI Index (the "Underlying Index"). The Underlying Index was developed by MSCI Inc. ("MSCI") to represent the performance of equity securities in selected developed markets and emerging markets countries.

The Reference Asset uses a representative sampling strategy (as described below under "Representative Sampling") to try to track the Underlying Index. The Reference Asset will at all times invest at least 90% of its assets in the securities of the Underlying Index and depositary receipts representing securities of the Underlying Index, and may invest the remainder of its assets in securities not included in the Underlying Index, but which BFA believes will help the Reference Asset track the Underlying Index. The Reference Asset also may invest its assets in futures contracts, options on futures contracts, options and swaps related to the Underlying Index, as well as cash and cash equivalents, including shares of money market funds affiliated with BFA or its affiliates

Representative Sampling

The Reference Asset pursues a representative sampling strategy in attempting to track the performance of the Underlying Index, and generally does not hold all of the equity securities held by the Underlying Index. The Reference Asset invests in a representative sample of securities in the Underlying Index, which have a similar investment profile as the Underlying Index. Securities selected have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Underlying Index.

Correlation

The Underlying Index is a theoretical financial calculation, while the Reference Asset is an actual investment portfolio. The performance of the Reference Asset and the Underlying Index may vary somewhat due to transaction costs, market impact, corporate actions (such as mergers and spin-offs), and timing variances. A figure of 100% would indicate perfect correlation. Any correlation of less than 100% is called "tracking error." The Reference Asset, using representative sampling, can be expected to have a greater tracking error than a fund using replication. Replication is a strategy in which a fund invests in substantially all of the securities in its Underlying Index in approximately the same proportions as in the Underlying Index.

Industry Concentration Policy

The Reference Asset will not concentrate its investments (i.e., hold 25% or more of its total assets) in a particular industry or group of industries, except that the Reference Asset will concentrate its investments to approximately the same extent that the Underlying Index is so concentrated. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by U.S. government securities, and securities of state or municipal governments and their political subdivisions are not considered to be issued by members of any industry.

Description of the Underlying Index

All information in this document regarding the Underlying Index, including, without limitation, its make-up, method of calculation and changes in its components, is derived from publicly available information. Such information reflects the policies of, and is subject to change by, MSCI Inc. ("MSCI"). Neither we nor any of our affiliates has undertaken any independent review or due diligence of such information. MSCI owns the copyright and all other rights to the Underlying Index. MSCI has no obligation to continue to publish, and may discontinue publication of, the Underlying Index.

The Underlying Index is published by MSCI and is intended to be a free float-adjusted average of the U.S. dollar values of all the equity securities constituting the MSCI indices for the selected countries. The Underlying Index has a base date of May 31, 1990.

The Underlying Index is part of the MSCI Regional Equity Indices series and is an MSCI Global Investable Market Index, which is a family within the MSCI International Equity Indices.

Maintenance of and changes to the MSCI Indices

MSCI maintains the MSCI Indices with the objective of reflecting, on a timely basis, the evolution of the underlying equity markets and segments. In maintaining the MSCI Indices, emphasis is also placed on continuity, continuous investability of constituents, replicability, index stability and minimizing turnover in the indices.

As part of the changes to MSCI's methodology which became effective in May 2008, maintenance of the indices falls into three broad categories:

* semi-annual reviews, which occur each May and November and involve a comprehensive reevaluation of the market, the universe of eligible securities and other factors involved in composing the indices;

* quarterly reviews, which occur each February and August and focus on significant changes in the market since the last semi-annual review; and

* ongoing event-related changes, which are generally reflected in the indices at the time of the event and include changes resulting from mergers, acquisitions, spin-offs, bankruptcies, reorganizations, issuances and other extraordinary transactions, corporate actions and events.

Based on these reviews, additional components may be added, and current components may be removed, at any time. MSCI generally announces all changes resulting from semi-annual reviews, quarterly reviews and ongoing events in advance of their implementation, although in exceptional cases they may be announced during market hours for same or next day implementation.

Prices and exchange rates

Prices

The prices used to calculate the MSCI Indices are the official exchange closing prices or those figures accepted as such. MSCI reserves the right to use an alternative pricing source on any given day.

Exchange rates

MSCI uses the foreign exchange rates published by WM/Reuters at 4:00 p.m., London time. MSCI uses WM/Reuters rates for all developed and emerging markets.

In case WM/Reuters does not provide rates for specific markets on given days (for example Christmas Day and New Year Day), the previous business day's rates are normally used.

MSCI continues to monitor exchange rates independently and may, under exceptional circumstances, elect to use an alternative exchange rate if the WM/Reuters rates are not available, or if MSCI determines that the WM/Reuters rates are not reflective of market circumstances for a given currency on a particular day. In such circumstances, an announcement would be sent to clients with the related information. If appropriate, MSCI may conduct a consultation with the investment community to gather feedback on the most relevant exchange rate.

Historical Performance of the Reference Asset

The following graph sets forth the historical performance of the Reference Asset based on the daily historical closing prices from January 1, 2008 through February 4, 2019. We obtained the closing prices below from the Bloomberg Professional® service ("Bloomberg"). We have not undertaken any independent review of, or made any due diligence inquiry with respect to, the information obtained from the Bloomberg.



Historical values and past performance of the Reference Asset are not indicative of its future performance.

EVENTS OF DEFAULT AND ACCELERATION

If the notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the notes, the calculation agent will determine the accelerated payment due and payable at maturity in the same general manner as described in "Payment at Maturity" in this free writing prospectus. In that case, the scheduled trading day immediately preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the Reference Return, and the accelerated maturity date will be three business days after the accelerated Final Valuation Date. If a Market Disruption Event exists with respect to the Reference Asset on that scheduled trading day, then the accelerated Final Valuation Date for the Reference Asset will be postponed for up to five scheduled trading days (in the same manner used for postponing the originally scheduled Final Valuation Date). The accelerated maturity date will also be postponed by an equal number of business days.

If the notes have become immediately due and payable following an Event of Default, you will not be entitled to any additional payments with respect to the notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed HSBC Securities (USA) Inc., an affiliate of HSBC, as the agent for the sale of the notes. Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc. will purchase the notes from HSBC at the price to public set forth on the cover page of the pricing supplement to which this free writing prospectus relates, for distribution to other registered broker-dealers, or will offer the notes directly to investors. HSBC Securities (USA) Inc. proposes to offer the notes at the price to public set forth on the cover page of this free writing prospectus. HSBC USA Inc. or one of our affiliates may pay varying underwriting discounts of up to 0.50% per $1,000 Principal Amount of the notes.

An affiliate of HSBC has paid or may pay in the future an amount to broker-dealers in connection with the costs of the continuing implementation of systems to support the notes.

In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the notes, but is under no obligation to make a market in the notes and may discontinue any market-making activities at any time without notice.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-61 in the prospectus supplement.

We expect that delivery of the notes will be made against payment for the notes on or about the Original Issue Date set forth on the inside cover of this document, which is more than two business days following the Trade Date. Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes more than two business days prior to the Original Issue Date will be required to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement, and should consult their own advisors.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes. We intend to treat the notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the notes, you agree to treat the notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Mayer Brown LLP, special U.S. tax counsel to us, it is reasonable to treat the notes as contingent payment debt instruments. Assuming the notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes —Contingent notes," in order to illustrate the application of the noncontingent bond method to the notes, we have estimated that the comparable yield of the notes, solely for U.S. federal income tax purposes, will be 2.57% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations —Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,052.14 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a note for $1,000, and holds the note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the notes in each year:

Year	OID
2019	$21.97
2020	$26.26
2021	$3.91

However, the ordinary income reported in the taxable year the notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon the actual term of the notes and market conditions on the date the notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 10th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

We will not attempt to ascertain whether the Reference Asset or any of the entities whose stock is owned by the Reference Asset would be treated as a passive foreign investment company ("PFIC") or United States real property holding corporation ("USRPHC"), both as defined for U.S. federal income tax purposes. If the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset were so treated, certain adverse U.S. federal income tax consequences might apply. You should refer to information filed with the SEC and other authorities by the Reference Asset issuer or the entities whose stock is owned by the Reference Asset and consult your tax advisor regarding the possible consequences to you if the Reference Asset or one or more of the entities whose stock is owned by the Reference Asset is or becomes a PFIC or a USRPHC.

A "dividend equivalent" payment is treated as a dividend from sources within the United States and such payments generally would be subject to a 30% U.S. withholding tax if paid to a non-U.S. holder. Under U.S. Treasury Department regulations, payments (including deemed payments) with respect to equity-linked instruments ("ELIs") that are "specified ELIs" may be treated as dividend equivalents if such specified ELIs reference an interest in an "underlying security," which is generally any interest in an entity taxable as a corporation for U.S. federal income tax purposes if a payment with respect to such interest could give rise to a U.S. source dividend. However, Internal Revenue Service guidance provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2021. Based on the Issuer's determination that the notes are not "delta-one" instruments, non-U.S. holders should not be subject to withholding on dividend equivalent payments, if any, under the notes. However, it is possible that the notes could be treated as deemed reissued for U.S. federal income tax purposes upon the occurrence of certain events affecting the Reference Asset or the notes, and following such occurrence the notes could be treated as subject to withholding on dividend equivalent payments. Non-U.S. holders that enter, or have entered, into other transactions in respect of the Reference Asset or the notes should consult their tax advisors as to the application of the dividend equivalent withholding tax in the context of the notes and their other transactions. If any payments are treated as dividend equivalents subject to withholding, we (or the applicable paying agent) would be entitled to withhold taxes without being required to pay any additional amounts with respect to amounts so withheld

PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF NOTES.

TABLE OF CONTENTS

You should only rely on the information contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. We have not authorized anyone to provide you with information or to make any representation to you that is not contained in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus are not an offer to sell these securities, and these documents are not soliciting an offer to buy these securities, in any jurisdiction where the offer or sale is not permitted. You should not, under any circumstances, assume that the information in this free writing prospectus, the accompanying ETF Underlying Supplement, prospectus supplement and prospectus is correct on any date after their respective dates.

HSBC USA Inc.

$ 10% Limited Loss Digital Notes Linked to the iShares® MSCI ACWI ETF

February 5, 2019

FREE WRITING PROSPECTUS